[Press Release]

The Argyros Family Trust Cites Need for Change

Largest Stockholder Delivers Notice of Director Nominations and Governance Proposals

DST Systems Receives Lowest Governance Score Possible from ISS on Stockholder Rights

February 12, 2014
8:30 AM Eastern Standard Time

COSTA MESA, Calif. — (BUSINESS WIRE) — The Argyros Family Trust, together with its affiliates (“Argyros”) the largest stockholder of DST Systems, Inc. (“DST” or the “Company”) (NYSE:DST) with an aggregate beneficial ownership of approximately 21.8% of the outstanding shares of DST, today announced that it has formally submitted nominations of two independent, highly-qualified candidates for election to the Board of Directors of DST (the “Board”) at the upcoming 2014 annual meeting of DST’s stockholders (the “2014 Annual Meeting”). In addition, Argyros submitted notice that it intends to present a series of stockholder proposals for consideration at the 2014 Annual Meeting intended to effect significant corporate governance reform for the benefit of all stockholders (the “Reform Proposals”).

Argyros commented, “In our view, this Board’s failure to act independently of management with respect to board composition and structure, and stockholder rights generally, has led to corporate governance deficiencies and strategic missteps. As of February 1, 2014, DST received an ISS Governance QuickScore rating of 10 with respect to Shareholder Rights—the worst possible score. We are taking the actions we believe are necessary to protect the rights of all stockholders and ensure the Company is governed responsibly.”

Argyros’ two director nominees are:

•	John W. Clark, a Managing Member of Westar Capital Associates
•	Janet E. Kerr, a board member of several NYSE-listed public companies, and advisory board member of Exemplify

The Reform Proposals are to:

•	separate the Chairman and CEO positions
•	declassify the Board
•	redeem the Company’s Poison Pill (with Argyros agreeing not to exceed the ownership limits currently in place)
•	implement a “majority vote” standard

“We are confident that our two new director candidates are well-qualified to help address all the challenges confronting the Company and have the necessary independence to protect the rights of stockholders,” Argyros continued. “Janet Kerr brings a first-rate intellect and unparalleled technology background to the Board, making her an ideal candidate to advance the best interests of the Company and bring much-needed diversity to the Board. John Clark’s entrepreneurial experience and accounting background, coupled with nearly two decades of private equity investing experience, will provide the Board with a fresh perspective on long-term strategic and operational plans.”

For further information contact:

Investors:
Thomas Ball / Ronald Knox / John Ferguson
Morrow & Co., LLC
203-658-9400

Media:
Steve Lipin / Lin-Hua Wu
Brunswick Group LLC
212-333-3810

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

The Argyros Family Trust, together with the other participants named herein (“Argyros”), intends to file a preliminary proxy statement and accompanying proxy card with the U.S. Securities and Exchange Commission (“SEC”) to be used to solicit votes for the election of its slate of director nominees and the series of corporate governance proposals described above at the 2014 annual meeting of stockholders of DST Systems, Inc., a Delaware corporation (“DST” or the “Company”).

ARGYROS ADVISES ALL DST STOCKHOLDERS TO READ THE ARGYROS PROXY STATEMENT AND OTHER PROXY MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Such proxy materials will be available at no charge on the SEC’s website at http://www.sec.gov. In addition, the participants in this proxy solicitation will provide copies of the proxy statement without charge, when available, upon request. Requests for copies should be directed to the participants’ proxy solicitor, Morrow & Co.

The participants in the proxy solicitation are the Argyros Family Trust, The Argyros Family Foundation, a charitable foundation, HBI Financial, Inc., a Washington corporation, GLA Financial Corporation, a California corporation, The Lenore Trigonis Trust Established under the Leon and Olga Argyros 1986 Trust, The Selia Poulos Trust Established under the Leon and Olga Argyros 1986 Trust, Julia A. Argyros, George L. Argyros, Brent L. Law, John W. Clark, and Janet E. Kerr (collectively, the “Participants”).

The Argyros Family Foundation beneficially owns 355,731 shares of common stock, par value $0.01 per share (“Shares”), of the Company. HBI Financial, Inc. beneficially owns 4,130,500 Shares. GLA Financial Corporation beneficially owns 1,686 Shares. The Argyros Family Trust beneficially owns 4,715,384 Shares. The Lenore Trigonis Trust Established under the Leon and Olga Argyros 1986 Trust beneficially owns 450 Shares. The Selia Poulos Trust Established under the Leon and Olga Argyros 1986 Trust beneficially owns 450 Shares. Julia A. Argyros beneficially owns 9,203,301 Shares. George L. Argyros beneficially owns 356,631 Shares. Brent L. Law beneficially owns 2,510 Shares. John W. Clark beneficially owns 2,500 Shares. Janet E. Kerr beneficially owns zero Shares. All ownership figures are as of today, February 12, 2014.

Updated information regarding the Participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, to the extent applicable, will be available in the preliminary proxy statement expected to be filed with the SEC in the near future.

[Letter to Board of Directors]

February 12, 2014

Board of Directors
DST Systems, Inc.
333 West 11th Street
Kansas City, MO 64105

Dear Directors,

The Argyros Family Trust and its affiliates (together, “Argyros”) are long-term stockholders of DST Systems, Inc. (“DST”) and currently beneficially own an aggregate of 9,203,301 shares of DST common stock, representing 21.8% of the outstanding stock.

George Argyros has recently taken a step back from the day-to-day management of Argyros’ holdings, and Argyros has determined that he should not stand for re-election to the Board of Directors of DST (the “Board”) at DST’s 2014 annual meeting (the “2014 Annual Meeting”). Argyros is reevaluating its investment in DST and as part of that process, has identified a number of material deficiencies in matters of corporate governance and stockholder rights. In particular, we note that DST has received the lowest possible ISS Governance QuickScore rating with respect to Shareholder Rights. Accordingly, Argyros is submitting a series of proposals to be considered at the 2014 Annual Meeting, as described more fully in our letter to DST nominating John W. Clark and Janet E. Kerr as nominees for election to the Board at the 2014 Annual Meeting.

We look forward to presenting these matters along with our two highly-qualified and independent director nominees at the 2014 Annual Meeting, and working constructively with you to further the long-term interests of all DST stockholders.

Sincerely,

/s/ Julia A. Argyros

Julia A. Argyros

Trustee, The Argyros Family Trust